United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934





                         For the month of January 2002


                                 ICICI Limited
                (Translation of registrant's name into English)

                                  ICICI Towers
                              Bandra-Kurla Complex
                             Mumbai, India 400 051
                    (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

          Form 20-F  X                                 Form 40-F
                    ---                                          ---

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g 3-2(b) under
                      the Securities Exchange Act of 1934.

          Yes                                                  No  X
              ---                                                 ---

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

                                Not applicable.

                               INDEX TO EXHIBITS

Item
----

1. Interim audited results of ICICI Limited for the period ended December 31, 2001 as per Indian GAAP.
2.    Press announcement by ICICI Limited.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 24, 2002

                                      ICICI Ltd.


                                      By: /s/ Jyotin Mehta
                                      -------------------------
                                      Name:  Jyotin Mehta
                                      Title: General Manager & Company Secretary

                                                                         Item 1
ICICI Limited

Interim audited results of ICICI Limited for the period ended December 31, 2001 as per Indian GAAP

                                                                                                                    (Rs. in Million)
------------------------------------------------------------------------------------------------------------------------------------
                                                      QUARTER         QUARTER           PERIOD           PERIOD            YEAR
                                                       ENDED           ENDED             ENDED           ENDED            ENDED
                                                   DEC. 31, 2001   DEC. 31, 2000     Dec. 31, 2001   Dec. 31, 2000    MAR. 31, 2001
------------------------------------------------------------------------------------------------------------------------------------
 1 Income from operations                               23,028.3        22,497.1          71,125.3        65,793.9         92,466.4
 2 Other income                                            281.5           198.1             760.1           508.5          1,162.0
 3 Total Expenditure:
   (a) Staff Cost                                          241.9           230.6             716.1           747.6            990.4
   (b) Bad & Doubtful debts written-off/provided
         for (including provision for restructured
        assets and provision for standard assets)        1,214.8         1,182.6           3,120.4         3,320.1         14,215.3
   (c) Other expenditure                                 1,000.3           770.5           2,726.5         2,094.8          3,054.3
                                                  ----------------------------------------------------------------------------------
   Total Expenditure                                     2,457.0         2,183.7           6,563.0         6,162.5         18,260.0
                                                  ----------------------------------------------------------------------------------
 4 Interest (including interest tax and
   expenses on Borrowings)                              16,673.9        16,760.2          51,418.7        48,521.0         65,621.0
 5 Depreciation (including assets given on lease)        1,063.9           974.0           3,373.7         2,937.7          3,974.7
 6 Profit before tax                                     3,115.0         2,777.3          10,530.0         8,681.2          5,772.7
 7 Provision for taxation:
        Current tax                                        202.2           248.0             946.7           738.0            400.0
        Deferred tax                                       351.3               -             946.8               -                -
 8 Net Profit after tax                                  2,561.5         2,529.3           8,636.5         7,943.2          5,372.7
 9 Extra ordinary items (see note 2)                           -               -          (1,312.2)              -                -
10 Appropriated from Capital reserve (See note 2)              -               -           1,312.2               -
11 Taxation of earlier years (net)                                                                                           (824.3)
12 Profit for the period                                 2,561.5         2,529.3           8,636.5         7,943.2          4,548.4
13 Paid up Equity Share Capital                          7,848.6         7,847.9           7,848.6         7,847.9          7,848.4
   (face value Rs. 10 per share)
   (including Equity Share Capital Suspense)
14 Reserves excluding Revaluation  Reserves             70,570.3        80,265.8          70,570.3        80,265.8         71,878.6
15 Earning Per Share (Rs)                                    3.3             3.1              11.0             9.9              6.6
                                                                   Percentage of
16 Shareholding:                                    No of shares    shareholding
                                                    ------------    ------------
   Deutsche Bank (As Depository for ADS holders)     256,414,285           32.65
   Insurance Companies                               184,602,173           23.51
   FIIs and NRIs                                     121,628,696           15.49
   Individuals                                        82,273,990           10.48
   Bodies corporate                                   60,475,680            7.70
   Unit Trust of India                                48,709,632            6.20
   Banks and Financial Institutions                   24,589,255            3.13
   Mutual funds                                        6,651,737            0.85
                                                 -------------------------------
   TOTAL:                                            785,345,448          100.00
------------------------------------------------------------------------------------------------------------------------------------

AUDITED FINANCIAL RESULTS FOR THE PERIOD ENDED DECEMBER 31, 2001 (Contd.)

Notes:
-----
1. The board of ICICI Limited at its meeting on October 25, 2001 decided to merge ICICI Limited with ICICI Bank Limited. The merger will be subject to several approvals including those of the Reserve Bank of India, shareholders and the High Courts. The appointed date of the merger will be the later of March 30, 2002 and the date of RBI approval. The board of ICICI Bank Limited also approved the merger.

2. On October 16, 2001, the Reserve Bank of India (RBI) issued clarifications/modifications to the guidelines for the classification and valuation of investments issued on November 9, 2000. The major clarifications/modifications are as follows:

        (i) Only debt securities, preference shares and equity shares held in subsidiaries and joint ventures (as defined in the guidelines) can be classified under "Held to Maturity" category.

        (ii) Certain investments complying with specified conditions are to be treated as "in the nature of advance" and to be valued by notionally extending to them the prudential norms for valuation of outstanding loans of the issuing company.

        In compliance with the clarifications/modifications, ICICI has effected necessary changes in investment classification and booked consequential effect on valuation. This has resulted in an additional charge to the Revenue Account relating to the period upto March 31, 2001 amounting to Rs. 1312.2 million and is disclosed as an extra-ordinary item. As per the then accounting policy followed by ICICI in earlier years, realized profit on sale of investments had been credited to the Revenue Account and transferred from the Revenue Account to the Capital Reserve account before arriving at the disposable profit. The Company has utilized this component of the Capital Reserve to transfer to the Revenue Account an amount equivalent to the extra-ordinary charge referred to above.

3. Land and Buildings as on April 1, 2001 of the Company have been revalued based on approved valuer's report. The increase in value of Rs. 7,225.5 million on this account is credited to Revaluation Reserve. Depreciation on the increase in amount on account of revaluation is drawn from the Revaluation Reserve.

4. The Company has made provision for taxation as per the Accounting Standard 22 "Accounting for Taxes on Income". In accordance with the standard the provision for deferred tax liability as on April 1, 2001 of Rs 3500.0 million has been made out of Deferred Tax Credit Reserve
        (DTCR) which was created out of disposable profit in earlier years.

5. As permitted by AS 17, segment reporting is based on Consolidated Financial Statements prepared in accordance with AS -21.

        Segment wise Revenue, Results and Capital Employed for the period ended December 31, 2001 for ICICI Group

                                                                                                  Rs. in million
        --------------------------------------------------------------------------------------------------------
        Sr. No.      Particulars                                         Quarter ended Dec.    Nine months ended
                                                                         31, 2001              Dec. 31, 2001
        --------------------------------------------------------------------------------------------------------
        1.           Segment Revenue
        (a)          Wholesale Banking                                            21,108.2             66,104.9
        (b)          Investment Banking & Trading                                  1,499.9               4715.8
        (c)          Others                                                        4,293.2              10327.0
                                                                                  -----------------------------
                     Total                                                        26,901.3             81,147.7
                     Less Inter-segment revenue                                      989.5              2,816.8
                                                                                  -----------------------------
                     Net Income from Operations                                   25,911.8             78,330.9
                                                                                  -----------------------------
        2            Segment Results - Profit/(loss) before tax:
        (a)          Wholesale Banking                                             3,571.0             11,880.5
        (b)          Investment Banking & Trading                                    641.0               2062.4
        (c)          Others                                                           92.3                589.5
                                                                                  -----------------------------
                     Total                                                         4,304.3             14,532.4
                     Less Other Unallocable expenditure net of
                     unallocable income                                              802.8              2,382.2
                                                                                  -----------------------------
                     Total Profit before tax                                       3,501.5             12,150.2
                                                                                  -----------------------------
        3            Capital Employed
        (a)          Wholesale Banking                                            75,396.8             75,396.8
        (b)          Investment Banking & Trading                                  4,805.9              4,805.9
        (c)          Other unallocated                                               4,267                4,267
                                                                                  -----------------------------
                     Total                                                        84,469.7             84,469.7
                                                                                  -----------------------------
        --------------------------------------------------------------------------------------------------------

6. The Board of Directors have declared an interim dividend of Rs 5.5 per share on equity shares of Rs 10 each, aggregating to Rs 4760.0 million (including corporate dividend tax thereon), for financial year 2001-02. Accordingly the reserves as at December 31, 2001 have been adjusted.

7. The above results were taken on record by the Board of Directors of the Company at its meeting held on January 24, 2002.

END

                                                                         Item 2
ICICI Limited

Performance Review - Nine Months ended December 31, 2001

The Board of Directors of ICICI Limited (NYSE: IC) at its meeting held at Mumbai today, approved the audited accounts of ICICI for the nine months ended December 31, 2001 (Apr-Dec 2001). The Board of Directors of ICICI also approved an interim dividend of 55% i.e. Rs. 5.5 per share (excluding dividend tax) in respect of the financial year ending March 31, 2002. The Board has fixed February 16, 2002 as the Record Date for the purpose of payment of interim dividend. The Board approved the unaudited consolidated accounts under Indian GAAP and considered the unaudited consolidated US GAAP financial statements of ICICI for Apr-Dec 2001.

Results - Indian GAAP

The consolidated profit after tax of ICICI and its subsidiaries as per the unaudited consolidated Indian GAAP accounts increased 17.5% to Rs. 965 crore in Apr-Dec 2001 from Rs. 821 crore in the nine months ended December 31, 2000 (Apr-Dec 2000).

ICICI's profit before tax as per the audited unconsolidated Indian GAAP accounts increased 21.3% to Rs. 1,053 crore in Apr-Dec 2001 from Rs. 868 crore in Apr-Dec 2000. Provision for taxation increased to Rs. 189 crore (including Rs. 95 crore on account of deferred tax provision) in Apr-Dec 2001 from Rs. 74 crore in Apr-Dec 2000, due to the creation of deferred tax provision as per the accounting standard, which came into effect in the current year. After allowing for the deferred tax provision, the profit after tax increased 8.7% to Rs. 864 crore in Apr-Dec 2001 from Rs. 794 crore in Apr-Dec 2000.

The profit before tax increased 12.2% to Rs. 311 crore in the quarter ended December 31, 2001 (Q3-2002) from Rs. 278 crore in the quarter ended December 31, 2000 (Q3-2001). After allowing for the higher provision for tax, the profit after tax was Rs. 256 crore in Q3-2002 compared to Rs. 253 crore in Q3-2001.

Unaudited Consolidated Accounts under US GAAP

Net income after cumulative effect of change in accounting principle decreased marginally to Rs. 605 crore (US$ 125 million) in Apr-Dec 2001 from Rs. 608 crore (US$ 126 million) in Apr-Dec 2000. Net income includes an amount of Rs. 89 crore on account of the cumulative effect of change in accounting principle consequent to the application of FAS-141 and 142 from April 1, 2001.

Progress on Merger of ICICI, ICICI Personal Financial Services and ICICI Capital Services with ICICI Bank
(NYSE: IBN)

The progress on the merger has been in line with the expected timeframe. The Scheme of Amalgamation (`the Scheme") has been filed with the High Court of Judicature at Bombay and the High Court of Gujarat at Ahmedabad. An Extraordinary General Meeting of ICICI Bank shareholders has been convened on January 25, 2002, and of ICICI shareholders on January 30, 2002, to consider the Scheme.

           Discussions with RBI on the proposal for the merger and the merged entity's compliance with regulatory norms applicable to banks are in progress. Plans for integration of the operations of the four companies are also progressing satisfactorily. As provided in the Scheme, the Appointed Date for the merger shall be March 30, 2002, or the date from which RBI's approval becomes effective, whichever is later.

Asset Quality

ICICI's net NPA ratio was 5.3% at December 31, 2001 and net NPAs outstanding were Rs. 3,083 crore.

Capital Adequacy

ICICI's capital adequacy at December 31, 2001 was 14.6% including Tier-1 capital adequacy of 9.3% and Tier-2 capital adequacy of 5.3% (including revaluation reserve as per RBI guidelines).

Rating Upgrade by Moody's

ICICI's long-term foreign currency rating has been upgraded from Ba2, the sovereign rating for India, to Ba1, i.e., one notch above the sovereign rating by the international credit rating agency Moody's Investor Service.

ICICI was the only Indian company and one of only two Asian banks/financial institutions to be considered for a rating upgrade beyond the country ceiling by Moody's. Consequent to this upgrade, ICICI has become the only Indian company to be assigned an international credit rating higher than the sovereign rating. ICICI is the first bank/financial institution in Asia and the second Asian company to be upgraded beyond the country ceiling by Moody's.

Summary Profit and Loss Statement (Indian GAAP Unconsolidated)

                                                                                Rs. Crore
-------------------------------------------------------------------------------------------
                                         Q3         Q3      Apr-Dec      Apr-Dec
                                        2001       2002       2000        2001      FY 2001
-------------------------------------------------------------------------------------------
Fund based income                       2,086      2,160      6,104       6,531      8,211
-------------------------------------------------------------------------------------------
Less: Interest and depreciation         1,762      1,758      5,112       5,434      6,912
charges
-------------------------------------------------------------------------------------------
Net fund based income                     324        402        992       1,097      1,299
-------------------------------------------------------------------------------------------
Add: Fees and commissions                 113         90        381         429        522
-------------------------------------------------------------------------------------------
Net income from operations                437        492      1,373       1,526      1,821
-------------------------------------------------------------------------------------------
Less: Operating expenses                   88         87        255         248        337
-------------------------------------------------------------------------------------------
Profit from operations                    349        405      1,118       1,278      1,484
-------------------------------------------------------------------------------------------
Less: Provisions and write-offs
for loans & debentures                    118        122        332         312        608
-------------------------------------------------------------------------------------------
Profit before income from
investments and other income              231        283        786         966        876
-------------------------------------------------------------------------------------------
Add: Dividend income                        6         26         68         120        108
-------------------------------------------------------------------------------------------
Add: Net capital gain/(loss)               37        (4)        (3)        (48)        344
-------------------------------------------------------------------------------------------
Add: Other income                           4          6         17          15         62
-------------------------------------------------------------------------------------------
Profit before accelerated
provisioning and tax                      278        311        868       1,053      1,390
-------------------------------------------------------------------------------------------
Profit before tax                         278        311        868       1,053        577
-------------------------------------------------------------------------------------------
Less: Provision for tax1                   25         55         74         189         40
-------------------------------------------------------------------------------------------
Profit after tax                          253        256        794         864        537
-------------------------------------------------------------------------------------------
Less: Extraordinary items2                  -          -          -         131          -
-------------------------------------------------------------------------------------------
Add: Appropriated from                      -          -          -         131          -
     capital reserves
-------------------------------------------------------------------------------------------
Preference dividend                         -          -         18           -         18
-------------------------------------------------------------------------------------------
Profit to equity holders                  253        256        776         864        519
-------------------------------------------------------------------------------------------

Summary Balance Sheet (Indian GAAP Unconsolidated)

                                                                             Rs. crore
-----------------------------------------------------------------------------------------
                                            Dec 31,      Dec 31,      Growth     Mar 31,
                                               2000         2001           %        2001
-----------------------------------------------------------------------------------------
Net loans and debentures                     54,325       54,896         1.1      56,002
-----------------------------------------------------------------------------------------
Other Investments                             3,971        6,165        55.3       4,404
-----------------------------------------------------------------------------------------
Current assets                                6,943        6,772        (2.5)      7,583
-----------------------------------------------------------------------------------------
Leased assets                                 4,089        3,296       (19.4)      4,069
-----------------------------------------------------------------------------------------
Other fixed assets                              998        1,844        84.7       1,042
-----------------------------------------------------------------------------------------
Miscellaneous expenditure                       322          293        (9.1)        314
-----------------------------------------------------------------------------------------
Total assets                                 70,648       73,266         3.7      73,414
-----------------------------------------------------------------------------------------
Shareholders' equity and reserves             8,811        8,556        (2.9)      7,973
-----------------------------------------------------------------------------------------
Of which: Equity capital                        785          785           -         785
-----------------------------------------------------------------------------------------
Preference capital                              350          350           -         350
-----------------------------------------------------------------------------------------
Borrowings                                   57,076       57,959         1.5      59,835
-----------------------------------------------------------------------------------------
Current & other liabilities                   4,411        6,401        45.1       5,256
-----------------------------------------------------------------------------------------
Total liabilities                            70,648       73,266         3.7      73,414
-----------------------------------------------------------------------------------------

Note:

1. Provision for taxation for Apr-Dec 2001 includes deferred tax provision as per the accounting standard, which came into effect in the current year.
2. On October 16, RBI issued clarifications on the guidelines for the classification and valuation of investments. In compliance with the clarification, ICICI has effected changes in investment classification and the consequent impact on valuation. This resulted in an additional charge to the Revenue Account in Q2-2002 relating to the period upto March 31, 2001 amounting to Rs. 131 crore which is disclosed as an extraordinary item. As per the accounting policy followed by ICICI in earlier years, realised profit on sale of investments has been credited to the Revenue Account and transferred from the Revenue Account to the Capital Reserve account before arriving at the disposable profit. In accordance with its accounting policy, ICICI has utilised this component of the Capital Reserve to transfer to the Revenue Account an amount equivalent to the extraordinary charge referred to above.
3. Shareholders' equity and reserves includes revaluation reserve of Rs. 714 crore.

Forward-Looking Statements

Except for the historical information contained herein, statements in this release which contain words or phrases such as "will", "aim", "will likely result", "believe", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "contemplate", "seek to", "future", "objective", "goal", "project", "should", "will pursue" and similar expressions or variations of such expressions may constitute "forward-looking statements". These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully implement our strategy, future levels of non-performing and restructured loans, our growth and expansion, the adequacy of our allowance for credit losses, technological changes, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by ICICI Limited with the Securities and Exchange Commission of the United States. ICICI undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For press queries please call Madhvendra Das at 91-22-653 6124 or email at das@icici.com

For investor queries please call Rakesh Jha at 91-22-653 8902 or Anindya Banerjee at 91-22-653 7131 or email at ir@icici.com

January 24, 2002

END